Mail Stop 3561

October 23, 2007

Via Fax & U.S. Mail

Mr. Bradley D. Tilden
Chief Financial Officer
ALASKA AIR GROUP, INC.
19300 International Boulevard
Seattle, Washington 98188

Re: Alaska Air Group, Inc.
Supplemental response letter dated October 15, 2007 regarding the Form 10-K for the year ended December 31, 2006
File No. 1-08957

and

Alaska Airlines, Inc.
Supplemental response letter dated October 15, 2007 regarding the Form 10-K for the year ended December 31, 2006
File No. 0-19978

Dear Mr. Tilden:

We have reviewed your supplemental response letter to us dated October 15, 2007 in response to our letter of comment dated September 18, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2006)

Selected Consolidated Financial and Operating Data, page 27
and
Management's Discussion and Analysis
Year In Review, page 33

1.   We have reviewed your response to prior comments 1 and 2, and note the future filing revisions you propose as discussed in the first two paragraphs of your response to prior comment 1. With respect to the third paragraph of your response to prior comment 1 as pertaining to the non-GAAP measure that will exclude "fuel" and "regional flying costs," we do not concur with your conclusion that exclusion of these recurring costs are consistent with Item 10 of Regulation S-K and Question and Answer No. 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (the "FAQ"). We believe that providing a separate discussion of the individual impact of these two recurring costs, similar to your proposal in the first two paragraphs of your response to prior comment 1, can accomplish the same purpose as the proposed narrative discussion of why you believe "unit cost performance excluding fuel and, beginning in 2007, costs incurred by Alaska Airlines associated with regional flying" is vital and useful to management and investors, without separately resulting in presenting a non-GAAP performance measure. While we cannot address specific registrants and their disclosures, we do not believe the facts and circumstances you describe in your response demonstrate that presenting a non-GAAP measure that excludes fuel and regional flying costs, would be detrimental to an investor if not provided, as such measure(s) could be readily calculated. As such, future filings should be revised accordingly.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant